Exhibit 99.19

RED WHITE & BLOOM BRANDS INC.

NOTICE OF CHANGE OF AUDITOR

TO:                Manning Elliott LLP

AND TO:       Smythe LLP, Chartered Professional Accountants

TAKE NOTICE THAT:

(a)       Manning Elliott LLP, the former auditors (the “Former Auditors”) of Red White & Bloom Brands Inc. (the "Corporation") have been requested to tender their resignation as the auditors of the Corporation effective August 20, 2020 and the directors  of  the Corporation  on August 20, 2020 appointed Smythe LLP, Chartered Professional Accountants (the “Successor”), as the Corporation’s successor auditors;

(b)       the Former Auditors were requested to resign by the Corporation;

(c)       the resignation of the Former Auditors and the appointment of the Successor has been approved by the audit committee and confirmed by the board of directors of the Corporation;

(d)there have been no reservations contained in the Former Auditor's reports on any of the previous financial statements of the Corporation; and

(e)       there are no reportable events (as defined in National Instrument 51-102).

DATED at Vancouver, British Columbia, Canada this 20th day of August, 2020.

BY ORDER OF THE BOARD

"Johannes van der Linde"

Johannes van der Linde, Director